

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

June 1, 2010

<u>Via US Mail and Facsimile: (212) 704-2267</u>

Mr. Frank Mergenthaler
Chief Financial Officer
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, New York 10036

> **RE: The Interpublic Group of Companies, Inc.
> Form 10-K for the year ended December 31, 2009
> Filed February 26, 2010
> File No. 1-06686**

Dear Mr. Mergenthaler:

        We have reviewed your filing and have the following additional comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>Part III Information Incorporated by Reference to Definitive Proxy Statement</u>

<u>General</u>

1.   We note your disclosure on page 20 indicating that the Committee believes your compensation policies and programs do not encourage excessive risk-taking. Please describe the process you undertook to reach the conclusion that disclosure pursuant to Item 402(s) of Regulation S-K is not necessary.

Compensation Discussion and Analysis, page 19

2.   We note that you do not disclose the operating margin (OM) and operating income after incentives (OIAI) performance targets applied in your determination of annual incentive awards due to competitive reasons. We also note that you do not disclose revenue and OM targets applied in connection with your long-term incentive program, including the targets for the completed performance cycle from 2007 to 2009. Please note that we believe that disclosure of performance targets based on reported financial results would not generally result in competitive harm when such disclosure is provided after those financial results have been publicly reported. In future filings, please disclose these performance targets to the extent they remain a material component of your compensation policies. Also disclose how actual performance, indicating any material adjustments from the amounts reported in your financial statements, compared to the targets. If you disagree, please provide a detailed analysis of your basis for not disclosing the targets.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director